

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 21, 2016

Via E-mail
Alexander Philips
Manager
TRP Fund VII LLC
180 Newport Center Drive, Suite 230
Newport Beach, CA  92660

> **Re:** **TRP Fund VII LLC**
> **Amendment No. 1 to Draft Offering Statement on Form 1-A**
> **Submitted June 27, 2016**
> **CIK No. 0001671793**

Dear Mr. Philips:

We have reviewed your draft offering statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part II – Offering Circular

General

1.    We note your response to comment 1 of our letter dated May 13, 2016.  According to TwinRock Partners' website, TwinRock Partners, which wholly owns and controls the managing member of TRP Fund VII LLC, appears to have a number of recent real estate offerings that have closed.  We further note your disclosure on page 17 that your investment strategy, combined with the experience and expertise of your Managing

Member's principals, will provide you with opportunities in order to seek the best risk-return for your members.  Please revise to provide the prior performance disclosure required by Industry Guide 5 or provide detailed reasoning as to why such disclosure should not be provided in this document.  Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.

2.      We note your response to comment 2 of our letter dated May 13, 2016 and continue to note the references on your website to current offerings, including this offering.  In addition, we were unable to locate the legends on your website.  Please revise your website or advise how the information on your website relating to this offering complies with Rule 255.

3.      We note your response to comment 3 of our letter dated May 13, 2016 that you have revised the name of your securities.  We continue to note the disclosure on pages 3 and 28 describing the 8% preferred return.  We further note that preferred returns will not commence accruing on the subscription amounts until such time as the applicable funds are transferred to your operating account and the managing member need not transfer funds on a pro rata or first in basis.  In addition, you state that the managing member shall, in its discretion, determine the timing and amount of distributions.  Please revise your disclosure in accordance with our initial comment 3 or provide an analysis detailing how you determined it was appropriate to describe the 8% preferred return.  As part of your analysis and without limitation, please include how you considered that you are a blind pool and the managing member's ability to determine the timing of distributions, the amount of distributions and when funds are transferred to your operating account.

Risk Factors, page 4

4.      We note your response to comment 5 of our letter dated May 13, 2016 and we reissue our prior comment in part.  Please revise to add risk factor disclosure, if true, that you may pay distributions from any source, including use of proceeds and borrowings, and that this could result in further dilution to shareholders.  If not true, please explain in your response.

Tax Discussion, page 32

5.      We note your revised tax disclosure states that investors should not rely upon the disclosure.  Please revise to omit such references or tell us why you believe that it is appropriate.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Robert Telewicz, Accounting Branch Chief, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.  Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc:     Jeffrey S. Marks
         Via E-mail